Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 17 – Global Incorporated

Subject Company: Corporate Property Associates 17 – Global Incorporated

Commission File Number: 000-52891

Corporate Property Associates 17 – Global Incorporated

September 2018

Dear Financial Advisor,

As previously announced, the Boards of Directors of CPA®:17 – Global and W. P. Carey Inc. have each approved a plan under which the two companies will combine in a merger. We are pleased to announce that the Joint Proxy Statement/Prospectus in connection with the proposed merger has been declared effective by the Securities and Exchange Commission (“SEC”). Proxy materials commenced mailing to stockholders on September 4, 2018 and are available on CPA®:17 – Global’s website at www.cpa17global.com.

As a result of the merger, CPA®:17 – Global stockholders will receive shares in W. P. Carey Inc. (NYSE: WPC), a leading publicly-traded global net lease REIT. W. P. Carey, as you know, has been the advisor to CPA®:17 – Global since inception and has invested and managed its assets successfully through a variety of economic conditions. We are pleased to be presenting a transaction that we believe will be beneficial to CPA®:17 – Global stockholders by providing them with liquid shares in a company positioned for growth and continued stable income.

•                  In the merger, CPA®:17 – Global stockholders will receive a fixed exchange ratio of 0.160 shares of W. P. Carey common stock (NYSE: WPC) for each share of CPA®:17 – Global stock owned.

•                  Based on the range of W. P. Carey’s closing stock prices during the period from June 15, 2018 (the last trading day prior to the announcement of the proposed merger) through August 22, 2018, this exchange ratio implies a per share merger consideration value ranging from a low of $10.34 to a high of $10.87. This represents a 3% to 8% premium, respectively, to CPA®:17 – Global’s estimated net asset value (“NAV”) per share of $10.04 as of December 31, 2017.

•                  Because the merger consideration is based on a fixed exchange ratio, the ultimate value of the consideration received by CPA®:17 – Global stockholders may be higher or lower as W. P. Carey’s stock price changes.

The merger of CPA®:17 – Global and W. P. Carey, as well as certain related transactions, is subject to various closing conditions, including stockholder approvals, and cannot be assured. The merger is also conditioned on approval by the CPA®:17 – Global stockholders of an amendment to CPA®:17 – Global’s charter that will exclude the merger from certain requirements relating to roll-up transactions* (the “Charter Amendment”).

After careful consideration, following the recommendation of a special committee of independent directors, the CPA®:17 – Global Board of Directors (with the unanimous vote of the independent directors) has determined that each of the merger and the Charter Amendment is advisable and in the best interests of CPA®:17 – Global and the CPA®:17 – Global stockholders, and the CPA®:17 – Global Board of Directors recommends that stockholders vote ‘‘FOR’’ the approval of each of the merger and the Charter Amendment.

*As such term is defined in the CPA®:17 – Global charter

W. P. Carey Inc., 50 Rockefeller Plaza, New York, NY 10020 212-492-1100 1-800-WP CAREY Fax 212-492-8922

The timeline of events for the proposed merger is as follows:

August 24, 2018	Record date for stockholders entitled to vote on the merger proposals

September 4, 2018	Commencement of mailing of the Joint Proxy Statement/Prospectus and accompanying brochure to stockholders, which are available for download at www.cpa17global.com

September 4, 2018 – October 28, 2018	Proxy solicitation period (all proxies for stockholders not in attendance at the Special Meeting must be received and processed by October 28, 2018)

October 19, 2018	Share transfers and account maintenance suspended in preparation of conversion

October 29, 2018	Special Meeting of CPA®:17 – Global stockholders at 3:00 p.m. ET at the offices of DLA Piper LLP (US)

October 31, 2018	Anticipated closing of the merger

Enclosed please find a list of your clients who are eligible to vote on the merger and the Charter Amendment.

Stockholders may authorize their proxy:

•                  By mail, in the return envelope stockholders have been provided

•                  By Internet at www.proxyvote.com

•                  By telephone (U.S. and Canada residents only) at 1-800-690-6903

We have engaged a solicitation agent, Broadridge Investor Communications Solutions, Inc. (Broadridge), who may contact your clients to solicit their vote. Please encourage your clients who are CPA®:17 – Global stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Broadridge.

Broadridge is available to answer questions related to the proposed merger and the Charter Amendment. They can be reached at their toll-free number, 1-877-777-4270. Please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) with questions regarding any of your clients’ stockholdings or tax information.

We encourage you and your clients to read the Joint Proxy Statement/Prospectus as well as the accompanying brochure. Thank you again for your continued confidence and support.

With best regards,

Jason E. Fox
Chief Executive Officer

Additional Questions and Answers Regarding the Merger and the Charter Amendment:

Who is eligible to vote on the merger and the Charter Amendment?

CPA®:17 – Global stockholders of record on August 24, 2018 are eligible to vote on the merger and the Charter Amendment. Enclosed is a list of your clients who own shares of CPA®:17 – Global common stock as of the record date.

Historical tax information through year-end 2017 for CPA®:17 – Global stockholders who purchased shares during CPA®:17 – Global’s public offerings and continue to be the stockholder of record is also included. For additional information regarding the tax basis of CPA®:17 – Global stockholders, please see the Tax Basis and Capital Gain Analysis.

What will stockholders receive if the merger is approved?

CPA®:17 – Global stockholders will receive 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global owned. For example, if a CPA®:17 – Global stockholder owns 1,000 shares of CPA®:17 – Global common stock at the time the merger closes, the 1,000 shares of CPA®:17 – Global common stock will be exchanged for 160 shares of W. P. Carey common stock.

To the extent that a CPA®:17 – Global stockholder is entitled to receive a fraction of a share of W. P. Carey common stock, the stockholder will instead receive a cash payment in lieu of the fractional share in an amount equal to such fraction multiplied by the Average W. P. Carey Trading Price.

Why is the merger conditioned upon the Charter Amendment?

In the CPA®:17 – Global charter, a merger involving the issuance of securities of a “Roll-Up Entity” is a “Roll-Up Transaction.” The Charter Amendment would exclude from the definition of Roll-Up Transaction a merger involving the issuance of securities of any entity, such as the common stock of W. P. Carey, that have been listed on a national securities exchange for at least 12 months. The Charter Amendment will have the effect of excluding the merger from the substantive and procedural provisions of the charter applicable to Roll-Up Transactions, which the CPA®:17 – Global Board of Directors and CPA®:17 – Global Special Committee believe are impractical.

What is the expected ongoing annualized distribution rate of a CPA®:17 – Global stockholder based on an original investment of $10.00 per share of CPA®:17 – Global common stock?

CPA®:17 – Global stockholders currently receive an annualized distribution rate equivalent to 6.50% on an original investment of $10.00 per share. Following the merger, CPA®:17 – Global stockholders who hold their shares of W. P. Carey common stock will be entitled to receive future dividends paid by W. P. Carey. Based on W. P. Carey’s current annualized distribution rate and the exchange ratio, each holder of CPA®:17 – Global common stock is expected to receive an annualized distribution rate equivalent to 6.53% on an original investment of $10.00 per share of CPA®:17 – Global common stock.

Will accounts be frozen prior to the merger?

Yes. In order to ensure an orderly conversion of accounts to W. P. Carey’s transfer agent, Computershare, Inc., all share transfers and account maintenance items will be suspended at the close of business on October 19, 2018. At that time, any pending or new transfer or account maintenance items will need to be submitted to Computershare after the closing of the merger, which is currently expected to occur on October 31, 2018.

How will stockholders’ new W. P. Carey shares be delivered?

Upon completion of the merger, Computershare, Inc. will record the issuance of the shares of W. P. Carey common stock to the holders of CPA®:17 – Global common stock on its stock records in book-entry form. No physical stock certificates will be delivered. The stockholder will receive confirmation of the number of W. P. Carey shares acquired at the closing of the merger from Computershare.

How do stockholders transfer their new W. P. Carey book entry shares into a brokerage account?

If the stockholder’s shares are in a broker-controlled account or registered with a custodian of record, the broker/ dealer or custodian, as applicable, may plan to automatically initiate a bulk transfer of the W. P. Carey book entry shares to brokerage on behalf of all stockholders for whom they act as broker/dealer or custodian.

Individual transfer of positions may be completed by an initiation of a Profile transfer using DTC’s Direct Registration System (DRS). This system allows the broker/dealer to electronically move the stockholder’s position from a direct registration book-entry position on the books of the transfer agent to a position recorded at the broker/dealer within the stockholder’s brokerage account. The registration on the records of the transfer agent will need to match the registration on the brokerage account, and the Profile should be initiated by the brokerage firm.

How will the cash received in lieu of fractional shares be paid to stockholders?

A CPA®:17 – Global stockholder who receives cash in lieu of a fractional share of W. P. Carey common stock will receive payment in the form of a check to their address of record. If shares are held in a custodial or broker- controlled account, payment will be made to the custodian or broker/dealer, as applicable.

How will stockholders determine their tax basis?

Historical estimated tax information through year-end 2017 for CPA®:17 – Global stockholders who purchased shares during CPA®:17 – Global’s public offerings and continue to be stockholder of record is included in this package.

Tax Basis and Capital Gain Analysis:

The following analysis is for general information only and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules. Stockholders are urged to consult their tax advisor regarding the federal, state, and local and foreign income and other tax consequences to them in light of their particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of W. P. Carey common stock.

The receipt of W. P. Carey common stock will be tax deferred to CPA®:17 – Global stockholders until such time as those shares of W. P. Carey are sold.

A CPA®:17 – Global stockholder who receives cash in lieu of a fractional share of W. P. Carey common stock will generally be treated as having received the cash in redemption of the fractional share interest. The CPA®:17 – Global stockholder will generally recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis allocable to such fractional share.

Will capital gains or losses recognized upon the sale of W. P. Carey common stock be treated as long-term or short-term?

If the shares of W. P. Carey common stock received in the merger are held for more than one year before they are sold, including the holding period of the CPA®:17 – Global common stock exchanged in the merger, the capital gains or losses recognized will be treated as long-term capital gains or losses.

How does the merger affect the per share tax basis for my client?

The original tax basis for each issuance of shares of CPA®:17 – Global common stock is generally equal to the purchase price of such shares. If shares were acquired through inheritance prior to 2010, the fair market value of the shares at the time the shares were inherited should be used as the original basis. If shares were acquired due to inheritance in 2010 or later, special rules apply for the purpose of determining the basis of the shares. Once the original tax basis of shares of CPA®:17 – Global common stock is determined, the original tax basis should be adjusted by subtracting any return of capital distributions with respect to such shares. CPA®:17 – Global’s historical return of capital distributions are further discussed below.

The aggregate adjusted tax basis of the W. P. Carey common stock received by a CPA®:17 – Global stockholder in the merger will be the same as the aggregate tax basis of the CPA®:17 – Global shares held by such stock- holder, reduced by the amount of cash received by such stockholder in the merger in lieu of fractional shares and increased by any gain recognized in the merger.

The per share tax basis of the W. P. Carey common stock received by a CPA®:17 – Global stockholder in the merger can be calculated by dividing the final per share tax basis for the share of CPA®:17 – Global common stock by 0.160, which is the exchange ratio in the merger.

What is the estimated tax basis for a full-term CPA®:17 – Global stockholder?

Below please find the historical distribution information for a CPA®:17 – Global stockholder who purchased his or her shares at the inception of CPA®:17 – Global’s initial public offering at the offering price of $10.00 per share and holds the shares through the closing of the proposed merger (a “full-term CPA®:17 – Global stock- holder”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the stockholder’s particular tax consequences.

Tax Year	Distribution Per Share	Nondividend Distribution %	Per Share Nondividend Distribution	Per Share Estimated Tax Basis
2008	$0.41	42.22%	0.1731020	$9.83
2009	$0.62	49.78%	0.3086360	$9.52
2010	$0.64	46.97%	0.3006080	$9.22
2011	$0.65	38.75%	0.2518750	$8.97
2012	$0.65	53.51%	0.3478215	$8.62
2013	$0.65	50.55%	0.3285588	$8.29
2014	$0.65	45.72%	0.2971683	$7.99
2015	$0.65	50.46%	0.3279718	$7.66
2016	$0.65	21.58%	0.1402611	$7.52
2017	$0.65	52.45%	0.3409153	$7.18

1.              The estimated tax basis information shown above is applicable only to a share of CPA®:17 – Global common stock that was purchased by a current CPA®:17 – Global investor for $10.00 and is based solely on the distributions and non-taxable return of capital distributions paid by CPA®:17 – Global. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:17 – Global

2.              The estimated tax basis does not include any distributions paid or to be paid in 2018 and does not reflect a stockholder’s final tax basis. Stockholders will be mailed a Form 1099-DIV for the taxable year 2018 in early 2019 that may contain additional return of capital distributions that affect the stock- holder’s basis.

Cautionary Statement Concerning Forward-Looking Statements:

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed merger, the financial position and capitalization of the combined company and the expected timing of completion of the merger. These statements are based on current expectations and actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Discussions of some of these important factors and assumptions are contained in the Joint Proxy Statement/Prospectus and in W. P. Carey’s and CPA®:17 – Global’s filings with the SEC which are available at the SEC’s website at http://www.sec.gov, including: Risk Factors in the Joint Proxy Statement/Prospectus, each company’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent periodic reports filed with the SEC. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:17 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any juris- diction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Joint Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:17 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www. sec.gov). In addition, these materials are available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 – Global’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed by W. P. Carey on August 28, 2018, and other relevant materials filed with the SEC.

50 Rockefeller Plaza, New York, NY 10020